# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bridge Investment Group Holdings Inc., CIK 0001854401
CUSIP: 10806B100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 111 E. Sego Lily Drive, Suite 400, Salt Lake City, Utah (UT), 84070
Date of event which requires filing of this statement: 09/02/2025
Filed by CIK 0001569086
Persons authorized to receive notices and communications: Robert R. Morse, 111 E. Sego Lily Drive, Suite 400, Salt Lake City, Utah (UT), 84070, 801-716-4500

## Reporting persons
- Robert Randolph Morse (CIK 0001569086): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FLM Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jonathan Slager (CIK 0001870998): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SF Intentional Irrevocable Trust Dated December 30, 2019: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- J.P. Slager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Adam O'Farrell (CIK 0001870917): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Adam B. O'Farrell and Tracy K. O'Farrell Trust dtd May 9, 2019: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dean Allara (CIK 0001870999): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Bridge Investment Group Holdings Inc.
Address of issuer's principal executive offices: 111 E. Sego Lily Drive, Suite 400, Salt Lake City, Utah (UT), 84070
Comment: This Amendment No. 7 to Schedule 13D ("Amendment No. 7") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 30, 2021, as amended by Amendment No. 1 to Schedule 13D filed on January 7, 2022, Amendment No. 2 to Schedule 13D filed on January 10, 2023, Amendment No. 3 to Schedule 13D filed on July 5, 2023, Amendment No. 4 to Schedule 13D filed on January 5, 2024, Amendment No. 5 to Schedule 13D filed on January 3, 2025 and Amendment No. 6 to Schedule 13D filed on February 25, 2025 (as amended, the "Schedule 13D") relating to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Bridge Investment Group Holdings Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Consummation of the Mergers

On September 2, 2025, the Issuer, Apollo Global Management, Inc., a Delaware corporation ("Parent"), Bridge Investment Group Holdings LLC, a Delaware limited liability company and subsidiary of the Issuer ("OpCo"), Aspen PubCo Merger Sub 1, Inc., a Delaware corporation and a wholly owned, direct subsidiary of Parent ("Merger Sub Inc.") and Aspen Second Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent ("Merger Sub LLC" and, together with Merger Sub Inc., the "Merger Subs"), completed the previously announced transactions contemplated by the Agreement and Plan of Merger, dated February 23, 2025 (the "Merger Agreement"), by and among the Issuer, Parent, OpCo, the Merger Subs, and, solely for purposes of Section 6.16 thereof, Adam O'Farrell as the OpCo Representative. Upon the consummation of the transactions contemplated by the Merger Agreement (the "Closing"), Merger Sub Inc. merged with and into the Issuer (the "Corporate Merger"), with the Issuer surviving such merger as the surviving corporation and a wholly owned subsidiary of Parent (the "Surviving Corporation") and Merger Sub LLC merged with and into OpCo with OpCo surviving such merger as the surviving limited liability company and a wholly owned subsidiary of Parent (the "LLC Merger" and, together with the Corporate Merger, the "Mergers"). Each capitalized term used herein but not otherwise defined has the meaning given to it in the Merger Agreement.

The Corporate Merger became effective at the time the Certificate of Merger was filed with the Delaware Secretary of State on September 2, 2025 (the "Effective Time") and the LLC Merger became effective at the time the OpCo Certificate of Merger was filed with the Delaware Secretary of State on September 2, 2025 (the "LLC Merger Effective Time").

On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, (i) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (but excluding any shares of Common Stock (as defined below) that were owned directly by Parent, Merger Sub Inc. or any of their subsidiaries immediately prior to the Effective Time or held in treasury of the Issuer) was cancelled and extinguished and automatically converted into the right to receive from Parent a number of validly issued, fully paid and nonassessable shares of Parent common stock equal to 0.07081 (the "Class A Exchange Ratio") and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest (the "Class A Corporate Merger Consideration"), payable to the holder thereof, without interest, in accordance with the terms of the Merger Agreement, (ii) each share of Class B common stock, $0.01 par value per share, of the Issuer (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock") issued and outstanding immediately prior to the Effective Time was, by virtue of the Corporate Merger, and without any action on the part of the holder thereof (but excluding any shares of Common Stock that were owned directly by Parent, Merger Sub Inc. or any of their subsidiaries immediately prior to the Effective Time or held in treasury of the Issuer), cancelled and extinguished and automatically converted into the right to receive from Parent a number of validly issued, fully paid and nonassessable shares of Parent common stock equal to 0.00006 (subject to such adjustments as may be required to ensure that the value of the Class B Corporate Merger Consideration received at the Effective Time in respect of one share of Class B Common Stock does not exceed $0.01, the "Class B Exchange Ratio"), and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest (the "Class B Corporate Merger Consideration," and together with the Class A Corporate Merger Consideration, the "Corporate Merger Consideration"), payable to the holder thereof, without interest, in accordance with the terms of the Merger Agreement, and (iii) each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time was converted into and became one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

On the terms and subject to the conditions set forth in the Merger Agreement, at the LLC Merger Effective Time, (i) each OpCo Class A Common Unit issued and outstanding immediately prior to the LLC Merger Effective Time (but excluding any OpCo Units that were owned directly by Parent, Merger Sub LLC or any of their subsidiaries, OpCo Units that were held in treasury of OpCo immediately prior to the LLC Merger Effective Time, OpCo Class A Common Units that were owned directly by the Issuer and OpCo Class A Common Units that were exchanged into shares of Class A Common Stock as permitted by the Merger Agreement and the operating agreement of OpCo) was cancelled and extinguished and automatically converted into the right to receive from Parent that number of validly issued, fully paid and nonassessable shares of Parent common stock equal to the Class A Exchange Ratio and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest (such shares, the "LLC Merger Consideration"), without interest, in accordance with the terms of the Merger Agreement, (ii) each OpCo Class B Common Unit issued and outstanding immediately prior to the LLC Merger Effective Time was, by virtue of the LLC Merger, and without any action on the part of the holder thereof, cancelled and retired without any conversion thereof and ceased to exist and no payment was made in respect thereof and (iii) each OpCo Class A Common Unit owned directly by the Issuer was unaffected by the LLC Merger and remains outstanding as a Class A Common Unit of the Surviving LLC held by the Issuer.

On the terms and subject to the conditions set forth in the Merger Agreement, effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holders thereof or the Issuer or its subsidiaries, (i) each Issuer RSU Award that was outstanding and unvested as of immediately prior to the Effective Time was converted into a number of restricted stock units of Parent with respect to shares of Parent common stock ("Parent RSU Award") (rounded down to the nearest whole share of Parent common stock), subject to the same terms and conditions as were applicable to such Issuer RSU Award immediately prior to the Effective Time, equal to (x) the Class A Exchange Ratio multiplied by (y) the number of shares of Class A Common Stock subject to such Issuer RSU Award immediately prior to the Effective Time, and (ii) each Issuer Restricted Stock Award (or portion thereof) that was outstanding and unvested as of immediately prior to the Effective Time was converted into an award of restricted shares of Parent common stock ("Parent Restricted Stock Award") (rounded down to the nearest whole share of Parent common stock), subject to the same terms and conditions as were applicable to such Issuer Restricted Stock Award immediately prior to the Effective Time, equal to (x) the Class A Exchange Ratio multiplied by (y) the number of shares of Class A Common Stock subject to such Issuer Restricted Stock Award immediately prior to the Effective Time, and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest; provided, that, outstanding and unvested Issuer Restricted Stock Awards that were held by non-employee directors of the Issuer became fully vested as of immediately prior to the Effective Time and were converted into the right to receive the Corporate Merger Consideration as provided in the Merger Agreement.

On the terms and subject to the conditions set forth in the Merger Agreement, effective as of immediately prior to the LLC Merger Effective Time, automatically and without any action on the part of the holder thereof or the Issuer or its subsidiaries, each award of OpCo Class A Common Units ("OpCo Class A Award") that was outstanding and unvested as of immediately prior to the LLC Merger Effective Time was converted into an award of restricted shares of Parent common stock ("Parent OpCo Stock Award") (rounded down to the nearest whole share of Parent common stock), subject to the same terms and conditions as were applicable to such unvested OpCo Class A Award immediately prior to the LLC Merger Effective Time, equal to (i) the Class A Exchange Ratio multiplied by (ii) the number of shares of OpCo Class A Common Units subject to such OpCo Class A Award immediately prior to the LLC Merger Effective Time, and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest (the "OpCo Unit Consideration" and together with the LLC Merger Consideration and the Corporate Merger Consideration, the "Consideration").

In connection with the consummation of the Mergers, each share of Class A Common Stock, share of Class B Common Stock, Issuer RSU Award, Issuer Restricted Stock Award, OpCo Class A Common Unit and OpCo Class A Award beneficially owned by the Reporting Persons was cancelled and extinguished and automatically converted into the right to receive the respective Consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 11 and 13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7-10 of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Persons effected the following open-market sell-to-cover transactions of Class A Common Stock. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction. On July 21, 2025, Messrs. Morse, Slager, O'Farrell and Allara sold 25,701, 8,855, 3,535 and 6,245 shares, respectively, at prices ranging from $10.46 to $10.69, with a weighted average price per share of $10.60. On July 22, 2025, Messrs. Morse, Slager, O'Farrell and Allara sold 25,859, 8,910, 3,557 and 6,285 shares, respectively, at prices ranging from $10.33 to $10.56, with a weighted average price per share of $10.46. On July 23, 2025, Messrs. Morse, Slager, O'Farrell and Allara sold 27,749, 9,562, 3,817 and 6,743 shares, respectively, at prices ranging from $10.55 to $10.71, with a weighted average price per share of $10.65.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Closing Date, the Reporting Persons ceased to beneficially own any shares of Class A Common Stock.

## Signatures
- Robert Randolph Morse: /s/ Robert Randolph Morse, Robert Randolph Morse (09/02/2025)
- FLM Holdings, LLC: /s/ Robert Randolph Morse, Robert Randolph Morse, Manager (09/02/2025)
- Jonathan Slager: /s/ Jonathan Slager, Jonathan Slager (09/02/2025)
- SF Intentional Irrevocable Trust Dated December 30, 2019: /s/ Jonathan Slager, Jonathan Slager, Trustee (09/02/2025)
- J.P. Slager, LLC: /s/ Jonathan Slager, Jonathan Slager, Manager (09/02/2025)
- Adam O'Farrell: /s/ Adam O'Farrell, Adam O'Farrell (09/02/2025)
- Adam B. O'Farrell and Tracy K. O'Farrell Trust dtd May 9, 2019: /s/ Adam O'Farrell, Adam O'Farrell, Trustee (09/02/2025)
- Dean Allara: /s/ Dean Allara, Dean Allara (09/02/2025)